SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) #02.558.154/0001 -29
Corporate Registry (NIRE) #533.0000.576 -1

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS RELATED TO THE FISCAL YEAR OF 2004

Tele Norte Celular Participações S.A. announces that, in compliance with the article 203 of Law # 6,404/76, it will pay the minimum dividends related to the fiscal year of 2004 for preferred shares as follows:

1- Amount

The dividends to be paid amount to three million, two hundred sixty seven thousand, one hundred ninety-one reais and five cents (R$3,267,191.05) . The value per batch of a thousand preferred shares is R$0.015524. These values will be monetarily updated from December 31, 2005 until the date the payment is made. In the deliberation of the Shareholders General Meeting held on April 26, 2005 and under the terms of paragraph 4 of article 202 of Law #6,404/76. There will be no payment of dividends to holders of common shares.

2- “Ex-Dividends” Negotiation

The dividends shall be paid to the holders of preferred shares on February 20, 2006. As of February 21, 2006 Tele Norte Celular Participações S.A.’s will be traded “ex-dividend” referring to the fiscal year of 2004.

There shall be no withholding income tax on the dividends mentioned above.

3- Payment date, form and venue

The payment date, form and venue will be informed at a convenient date.

Brasília, February 03rd, 2006.

Ricardo Del Guerra Perpetuo
Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations